UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2017

001-37403

(Commission File Number)

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 21, 2017, Amaya Inc. (the “Company”) announced the results of its Annual and Special Meeting of Shareholders (the “Meeting”) held in Montreal, Quebec, Canada on June 21, 2017. At the Meeting, the shareholders voted on the following matters: (i) election of six directors to the board of directors of the Company (the “Board”); (ii) appointment of the independent, external auditor of the Company and authorization of the Board to fix its remuneration; (iii) authorization of the continuance of the Company from the Business Corporations Act (Quebec) to the Business Corporations Act (Ontario), including approval of the new general by-laws and repeal of the current general by-laws of the Company, the articles of continuance, empowerment of the Board to determine its size as provided in the articles of continuance, and related matters; and (iv) authorization of the change of the Company’s name to “The Stars Group Inc.”. Each resolution was duly proposed and passed by the requisite majority of votes cast in person or by proxy. The Company filed a report of voting results on SEDAR at www.sedar.com and issued a news release announcing the same and related matters. A copy of the report of voting results and news release are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: June 21, 2017	By:	/s/ Rafi Ashkenazi
Rafi Ashkenazi
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Report of Voting Results of Amaya Inc., filed June 21, 2017

99.2	News Release, dated June 21, 2017